UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 Microtune, Inc.
                                 ---------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    59514P109
                                    ---------
                                 (CUSIP Number)

                                  June 20, 2003
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [X]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 12 Pages

                                  SCHEDULE 13G
CUSIP No. 59514P109                                           Page 2 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                        WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                        TEXAS


                          5     Sole Voting Power
                                       882,250
  Number of
    Shares                6     Shared Voting Power
 Beneficially                          0
 Owned by Each
  Reporting               7     Shared Dispositive Power
 Person With                           882,250

                          8     Shared Dispositive Power
                                       0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             882,250

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [X]

11       Percent of Class Represented By Amount in Row (9)

                             1.78%

12       Type of Reporting Person (See Instructions)

                             PN: IV

                                  SCHEDULE 13G
CUSIP No. 59514P109                                           Page 3 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                        WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                        TEXAS


                          5     Sole Voting Power
                                       0
  Number of
    Shares                6     Shared Voting Power
 Beneficially                          1,032,250
 Owned by Each
  Reporting               7     Shared Dispositive Power
 Person With                           0

                          8     Shared Dispositive Power
                                       1,032,250

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,032,250

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [X]

11       Percent of Class Represented By Amount in Row (9)

                             2.08%

12       Type of Reporting Person (See Instructions)

                             PN: IA

                                  SCHEDULE 13G
CUSIP No. 59514P109                                           Page 4 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                        WHITE ROCK CAPITAL (TX), INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                        TEXAS


                          5     Sole Voting Power
                                       0
  Number of
    Shares                6     Shared Voting Power
 Beneficially                          1,032,250
 Owned by Each
  Reporting               7     Shared Dispositive Power
 Person With                           0

                          8     Shared Dispositive Power
                                       1,032,250

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,032,250

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [X]

11       Percent of Class Represented By Amount in Row (9)

                             2.08%

12       Type of Reporting Person (See Instructions)

                             CO: IA

                                  SCHEDULE 13G
CUSIP No. 59514P109                                           Page 5 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                        THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                        UNITED STATES


                          5     Sole Voting Power
                                       150,179
  Number of
    Shares                6     Shared Voting Power
 Beneficially                          1,032,250
 Owned by Each
  Reporting               7     Shared Dispositive Power
 Person With                           150,179

                          8     Shared Dispositive Power
                                       1,032,250

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,182,429

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [X]

11       Percent of Class Represented By Amount in Row (9)

                             2.38%

12       Type of Reporting Person (See Instructions)

                             IN: IA

                                  SCHEDULE 13G
CUSIP No. 59514P109                                           Page 6 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                        JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                        UNITED STATES


                          5     Sole Voting Power
                                       256,557
  Number of
    Shares                6     Shared Voting Power
 Beneficially                          1,032,250
 Owned by Each
  Reporting               7     Shared Dispositive Power
 Person With                           256,557

                          8     Shared Dispositive Power
                                       1,032,250

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,288,807

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                             [X]

11       Percent of Class Represented By Amount in Row (9)

                             2.60%

12       Type of Reporting Person (See Instructions)

                             IN: IA

                                                              Page 7 of 12 Pages


Item 1(a)      Name of Issuer:

               Microtune, Inc. (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               2201 Tenth Street, Plano, Texas  75074

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i)      White  Rock   Capital   Partners,   L.P.   ("White  Rock
                        Partners");

               (ii)     White  Rock  Capital   Management,   L.P.  ("White  Rock
                        Management");

               (iii)    White Rock Capital (TX), Inc. ("White Rock, Inc.");

               (iv)     Thomas U. Barton; and

               (v)      Joseph U. Barton.

               This Statement relates to Shares held for the account of White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the account of White Rock Partners, and certain partnerships and family trusts for which either Thomas U. Barton and Joseph U. Barton serve as the general partner and trustee, respectively. The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)      Citizenship:

               (i)      White Rock Partners is a Texas limited partnership;

               (ii)     White Rock Management is a Texas limited partnership;

               (iii)    White Rock, Inc. is a Texas corporation;

               (iv)     Thomas U. Barton is a United States citizen; and

               (v)      Joseph U. Barton is a United States citizen.

Item 2(d)      Title of Class of Securities:

               Common Stock, $0.001 par value per share (the "Shares").

                                                              Page 8 of 12 Pages


Item 2(e)      CUSIP Number:

               59514P109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of June 23, 2003, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               (i) White Rock Partners may be deemed to be the beneficial owner of the 882,250 Shares held for its account.

               (ii) Each of White Rock Management and White Rock, Inc. may be deemed the beneficial owner of 1,032,250 Shares. This number consists of (1) 150,000 Shares held for the accounts of the White Rock Clients, and (2) 882,250 Shares held for the account of White Rock Partners.

               (iii) Thomas U. Barton may be deemed the beneficial owner of 1,182,429 Shares. This number consists of (1) 150,000 Shares held for the accounts of the White Rock Clients, (2) 882,250 Shares held for the account of White Rock Partners, (3) 70,000 Shares held for the account of a partnership for which Thomas U. Barton serves as the general partner, and (4) 80,179 Shares held for the account of a family trust for which Thomas U. Barton serves as the trustee.

               (iv) Joseph U. Barton may be deemed the beneficial owner of 1,288,807 Shares. This number consists of (1) 150,000 Shares held for the accounts of the White Rock Clients, (2) 882,250 Shares held for the account of White Rock Partners, (3) 173,457 Shares held for the account of a partnership for which Joseph U. Barton serves as the general partner, and (4) 83,100 Shares held for the account of certain family trusts for which Joseph U. Barton serves as the trustee.

Item 4(b)      Percent of Class:

               According to information filed by the Issuer with the Securities and Exchange Commission on its most recent quarterly period on Form 10-Q for the quarter ended September 30, 2002, 49,637,238 Shares were outstanding as of October 31, 2002.

               (i) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 1.78% of the total number of Shares outstanding.

               (ii) The number of Shares of which each of White Rock Management and White Rock, Inc. may be deemed to be the beneficial owner constitutes approximately 2.08% of the total number of Shares outstanding.

               (iii) The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 2.38% of the total number of Shares outstanding.

               (iv) The number of Shares of which each of Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 2.60% of the total number of Shares outstanding.

                                                              Page 9 of 12 Pages


Item 4(c)      Number of shares as to which the person has:

White Rock Partners
-------------------

(i)      Sole power to vote or to direct the vote:                       977,500

(ii)     Shared power to vote or to direct the vote:                          0

(iii)    Sole power to dispose or to direct the disposition of:          977,500

(iv)     Shared power to dispose or to direct the disposition of:              0

White Rock Management
---------------------

(i)      Sole power to vote or to direct the vote:                             0

(ii)     Shared power to vote or to direct the vote:                   1,127,500

(iii)    Sole power to dispose or to direct the disposition of:                0

(iv)     Shared power to dispose or to direct the disposition of:      1,127,500

White Rock, Inc.
----------------

(i)      Sole power to vote or to direct the vote:                             0

(ii)     Shared power to vote or to direct the vote:                   1,127,500

(iii)    Sole power to dispose or to direct the disposition of:                0

(iv)     Shared power to dispose or to direct the disposition of:      1,127,500

Thomas U. Barton
----------------

(i)      Sole power to vote or to direct the vote:                       150,179

(ii)     Shared power to vote or to direct the vote:                   1,127,500

(iii)    Sole power to dispose or to direct the disposition of:          150,179

(iv)     Shared power to dispose or to direct the disposition of:      1,127,500

Joseph U. Barton
----------------

(i)      Sole power to vote or to direct the vote:                       256,557

(ii)     Shared power to vote or to direct the vote:                   1,127,500

(iii)    Sole power to dispose or to direct the disposition of:          256,557

(iv)     Shared power to dispose or to direct the disposition of:      1,127,500

                                                             Page 10 of 12 Pages


Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               (i) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

               (ii) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

               (iii) The partners of the partnership for which Thomas U. Barton serves as general partner have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for such partnership in accordance with their partnership interests in the partnership. The family trust for which Thomas U. Barton serves as trustee has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of such trust.

               (iv) The partners of the partnership for which Joseph U. Barton serves as general partner have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for such partnership in accordance with their partnership interests in the partnership. The family trusts for which Joseph U. Barton serves as trustee have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of such trusts.

               White Rock Partners expressly disclaims beneficial ownership of any Shares held for the account of the White Rock Clients, and the accounts of the partnerships and family trusts for which either Thomas U. Barton and Joseph
U. Barton serve as general partner and trustee, respectively. The White Rock Clients expressly disclaim beneficial ownership of any Shares held for the account of White Rock Partners, and the accounts of the partnerships and family trusts for which either Thomas U. Barton and Joseph U. Barton serve as general partner and trustee, respectively. Each of White Rock Management and White Rock, Inc. expressly disclaims beneficial ownership of any Shares held for the accounts of the partnerships and family trusts for which either Thomas U. Barton and Joseph U. Barton serve as general partner and trustee, respectively. Thomas
U. Barton expressly disclaims beneficial ownership of any Shares held for the accounts of the partnership and family trusts for which Joseph U. Barton serves as general partner and trustee, respectively. Joseph U. Barton expressly disclaims beneficial ownership of any Shares held for the accounts of the partnership and family trust for which Thomas U. Barton serves as general partner and trustee, respectively.


Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

                                                             Page 11 of 12 Pages


Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 12 of 12 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 23, 2003               WHITE ROCK CAPITAL PARTNERS, L.P.

                                   By:  White Rock Capital Management, L.P.
                                        Its General Partner

                                   By:  White Rock Capital (TX), Inc.
                                        Its General Partner


                                        By:  /s/ Paula Storey
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

Date:  June 23, 2003               WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                   By:  White Rock Capital (TX), Inc.
                                        Its General Partner


                                        By:  /s/ Paula Storey
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

Date:  June 23, 2003               WHITE ROCK CAPITAL (TX), INC.


                                   By:  /s/ Paula Storey
                                        ----------------------------------------
                                        Paula Storey
                                        Attorney-in-Fact

Date:  June 23, 2003               THOMAS U. BARTON


                                   By:  /s/ Paula Storey
                                        ----------------------------------------
                                        Paula Storey
                                        Attorney-in-Fact

Date:  June 23, 2003               JOSEPH U. BARTON


                                   By:  /s/ Paula Storey
                                        ----------------------------------------
                                        Paula Storey
                                        Attorney-in-Fact